SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 26, 2016

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on April 26, 2016.

Buenos Aires, April 26th 2016

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re.: Relevant Event

Please be advised that the General and Special Shareholders’ Meeting held on the date hereof has resolved the integral reorganization of the Board of Directors, establishing the Board shall be composed of 13 regular directors and 3 alternate directors.

In addition, we inform that at the meeting of the Board of Directors held on the same date, the directors resolved to distribute the positions within the Board as follows:

Chairman	Jorge Horacio Brito	12/31/2017
Vice Chairman	Delfín Jorge Ezequiel Carballo	12/31/2017
Regular Directors	Jorge Pablo Brito	12/31/2018
	Carlos Giovanelli	12/31/2018
	Damian Pozzoli	12/31/2018
	José Sanchez	12/31/2018
	Martín Gorosito	12/31/2018
	Roberto Eilbaum	12/31/2017
	Mario Vicens	12/31/2017
	Luis María Blaquier	12/31/2017
	Marcos Brito	12/31/2016
	Ariel Sigal	12/31/2016
	Alejandro Fargosi	12/31/2016
Alternate Directors	Delfín Federico Ezequiel Carballo	12/31/2018
	Constanza Brito	12/31/2018
	Eliseo Feliz Santi	12/31/2018

Finally, please be advised that since the BCRA (Central Bank of the Republic of Argentina) has not yet issued its decision under paragraph 5.2.3 of Section 5, Chapter I of Circular CREFI-2 (Communication “A” 2231, as amended and supplemented) regarding the approval of the appointment of seven of the elected regular Directors and one of the alternate Directors, in order to allow the normal operation of the management and the composition of the audit committee with directors acting as independent directors, pursuant to the rules of the CNV (Argentine Securities Exchange Commission) and the New York Stock Exchange, the above mentioned Shareholders’ Meeting resolved that: (i) the alternate directors already approved by the BCRA, Ms. Constanza Brito and Mr. Delfín Federico Ezequiel Carballo, shall temporarily act as regular directors; and that (ii) the three independent directors whose term of office has already expired, Messrs. Carlos Enrique Videla, Guillermo Stanley and Alejandro Macfarlane, shall continue to hold office as independent directors under the provisions of the second paragraph of section 257 of the Argentine General Companies Act, in both cases for the time it is necessary.

Sincerely,

Jorge Scarinci

Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 26, 2016

MACRO BANK INC.

By:	/s/ Jorge Scarinci
Name: Jorge Scarinci
Title: Finance and investor relations manager